

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

<u>Via E-mail</u>
Jason Kulas
Chief Financial Officer
Santander Consumer USA Holdings Inc.
8585 North Stemmons Freeway
Suite 1100-N
Dallas, TX 75247

> **Re:** **Santander Consumer USA Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2013**
> **File No. 333-189807**

Dear Mr. Kulas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file all remaining exhibits as soon as practicable, as we may have additional comments following our review of these documents.

2. Please note the updating requirements of Rule 3-12 of Regulation S-X.

<u>Market Data, page ii</u>

3. Please delete the statement that you have not independently verified the data obtained from the referenced sources. You cannot disclaim responsibility for information included in your prospectus.

Jason Kulas
Santander Consumer USA Holdings Inc.
July 31, 2013
Page 2

Certain Terminology, page ii

4.   Throughout your prospectus, you use technical or industry terms and acronyms that may
        be unfamiliar to investors, such as "non-captive vehicle lender," "subvention program"
        and "floorplan lines of credit." Please revise to ensure that all industry terms and
        acronyms are explained the first time you use them.

Summary, page 1

5.   Please balance the discussion of your strengths and strategy by expanding the discussion
        of risks to provide a similar level of detail, including a discussion of weaknesses and
        obstacles that you may face in implementing your strategy.

6.   Please revise your disclosure to eliminate promotional language or, where appropriate, to
        attribute your assertions to the sources from which you obtained the information. If you
        are relying upon your own estimates or conclusions, please explain the bases for these
        conclusions and disclose any third-party sources upon which you relied. For example,
        we note your statement on page 1 that you "have developed into a leader in the nonprime
        vehicle space," as well as your assertions that you have developed "extensive data and
        advanced analytics tools" and "highly effective" software applications. Please also apply
        this comment to your disclosure elsewhere in your prospectus, including in your
        Management's Discussion and Analysis and Business sections.

Our Strengths, page 2

7.   In an appropriate section of your prospectus, please explain why you "proactive[ly
        decided] to reduce origination value prior to the recent economic downturn" and describe
        the resultant impact on your business and results of operations.

Risk Factors, page 12

Our business could be negatively impacted if our access to funding is reduced, page 13

8.   Please revise to clarify the extent to which you experienced increase risk premiums with
        respect to your sales of asset-backed securities and whether you have been subject to the
        adverse possibilities that you cite in the risk factor, such as an increased cost of funding.

Our recent agreement with Chrysler may not result in currently anticipated levels…, page 14

9.   We note that Chrysler may acquire an equity participation in a new entity or joint
        venture, which may exceed 50%. Is there a cap on their potential equity interest? If not,
        please state that there is no cap on Chrysler's ownership.

Our financial condition, liquidity, and results of operations depend on the credit…, page 15

10.   Please quantify the amount of receivables that are nonprime and expand your disclosure to illustrate the higher default rates that you experience with your nonprime receivables, including the amount of repossessions and foreclosure sales during the last fiscal year.

11.   Please disclose whether you have experienced an adverse impact on your business and operations as a result of the negative publicity that you cite in this risk factor. Additionally, in an appropriate section of your prospectus, please clarify discuss how you have addressed the consumer complaints cited in this section, including whether you have modified any of your internal policies or made other changes.

Future changes in our relationship with Santander may adversely affect…, page 16

12.   Please expand this risk factor as follows.

- Quantify the amount and percentage of your shares that are held by Banco Santander.

- Quantify the "significant funding support" provided by Banco Santander, including the amount of "liquidity that enabled [you] to pursue several acquisitions and/or conversions of vehicle loan portfolios during the recent financial downturn." Please also clarify why you were unable to finance these opportunities without support from Banco Santander.

- Explain the risks associated with the potential loss of your license to use the Santander name; for example, loss of goodwill and the requirement that the company change its name.

- Revise your disclosure in the fourth paragraph to discuss the 2012 credit ratings downgrades of Banco Santander and to clarify the extent to which these downgrades have increased your funding costs, given your reliance on Banco Santander for funding support.

- Clarify why your "continuing relationship with Santander or SHUSA…could reduce the willingness of other banks to develop relationships with [you]."

13.   We note your reference to a shareholders agreement. Please tell us when the shareholders are expected to enter into this agreement and whether you are planning to file it as an exhibit.

Our allowance for loan losses and impairments may prove to be insufficient…, page 18

14.   Please quantify the increase in allowance for loan losses that you have experienced over the past several years.

Our profitability and financial condition could be materially adversely affected…, page 18

15.   Please quantify the threshold that must be met before the loss sharing provision applies.

We apply financial leverage to our operations, which may materially adversely affect…, page 19

16.   Please quantify your leverage ratio in this risk factor.

Risks Related to Our Common Stock, page 25

The market price of our common stock could decline…, page 26

17.   Please quantify the amount of shares subject to the lockup agreements.

Our Principal Stockholders will continue to have significant influence…, page 28

18.   We refer to your disclosure on page 120 under "Board Composition" and also your disclosure on page 127 that you expect to have 12 directors following the completion of this offering. Please revise to clarify that your principal shareholders will be entitled to nominate the entirety of your board of directors, pursuant to the Shareholders Agreement.

Management's Discussion and Analysis of Financial Condition…, page 41

Background and Overview, page 41

19.   Please explain how, and the extent to which, you "have recently increased [y]our presence in the prime space."

Recent Developments and Other Factors Affecting Our Results of Operations, page 42

20.   Please disclose the extent to which the low-interest-rate environment has impacted your business and results of operations.

Chrysler Capital, page 42

21.   We note that the Chrysler Agreement is a prominent factor in your strategy and current business model. Please file the agreement as an exhibit, or provide an analysis supporting your determination that you are not required to file it. Additionally, we note that the agreement is terminable for failure to meet the transition milestones and

performance metrics. Please quantify the milestones and metrics that could result in termination if not met.

LLC Consolidation, page 43

22.   We note your disclosure here that "[t]wo of the investors in Auto Finance Holdings are the equity investors in the LLCs," in addition to your disclosure on page 51 that you continue to earn finance and other income from the LLCs' portfolios. Please tell us why you did not include these transactions under "Certain Relationships and Related Party Transactions" pursuant to Regulation S-K Item 404(a).

Credit Quality, page 56

23.   To illustrate the impact of the "higher level of delinquencies and credit losses" with respect to your nonprime borrowers, please further explain and quantify the portion of your business that involves financing to nonprime borrowers, as compared to loans made to prime borrowers.

Deferrals and Debt Restructurings, page 57

24.   We note the tabular disclosure of deferred loans on page 58, in addition to your disclosure that if you determine that a customer's financial difficulty is not temporary and you believe the customer could continue to make payments at a lower rate, you may agree to modify their loan. Please amend your filing to quantify your total modifications disaggregated by modification type (i.e., reduction in interest rate, reduction in loan principal balance and extension of the maturity date) for each period presented.

Market Risk, page 68

25.   We note your disclosure on page 3 that the Federal Reserve's oversight has led you to develop and maintain risk management and reporting procedures and adapt these procedures to the evolving regulatory requirements. Please expand your disclosure to describe the risk management structure, including risk management committees and individuals with risk management responsibilities. Explain how risk management information is communicated amongst these parties, including under what circumstances such information is communicated to the Chief Compliance and Risk Officer. Additionally, describe how you have changed your procedures and structure as a result of the evolving regulatory requirements for consumer finance.

Credit Risk, page 70

26.   We note your reference to your "strong credit and underwriting processes" on page 78. We also note your disclosure in this section that you "generally tighten [y]our underwriting requirements in times of greater economic uncertainty." Please revise to

clarify whether you have changed your underwriting practices since 2008, and if so, describe the material components of such changes. Additionally, please disclose whether, and if so how, you have revised your underwriting standards as a result of your agreement with Chrysler.

Business, page 74

27.   We refer to your disclosure on page 76. Please clarify what the Manheim Used Vehicle Index is meant to illustrate. Additionally, please quantify the portion of your business represented by used car financing and, of those, the amount represented by nonprime auto loans.

Our Strengths, page 79

Technology-Driven Platforms, page 79

28.   Please expand your disclosure to explain how your "proprietary credit scoring system" differs from conventional credit scoring methods.

Our Business Strategy, page 80

Growth in Direct-to-Consumer Exposure, page 81

29.   Please explain the basis for your statement that your RoadLoans.com program "is a preferred finance resource for many major vehicle shopping websites…" and describe how you are working to integrate with brands other than Chrysler.

Compensation Discussion and Analysis, page 98

Base Salary, page 99

30.   We note your disclosure that named executive officers' base salaries "were generally set in accordance with each NEO's employment agreement." However, we also note that the employment agreements with Messrs. Kulas, Grubb and Burns, which you have filed as exhibits 10.3, 10.4 and 10.5 to your registration statement, omit the agreed-upon base salary amounts. Please re-file these exhibits, or advise why the amounts were omitted from the employment agreements. Additionally, please expand your disclosure on page 110 under "Employment Agreements with Jason A. Kulas, Jason W. Grubb, Eldridge A. Burns, Jr., and Richard Morrin" to disclose the initial base salary amounts for these named executive officers.

Short-Term Incentive Compensation, page 99

Discretionary Bonuses, page 99

31.   Please expand your disclosure to describe the factors that were considered in awarding discretionary bonuses to Messrs. Dundon, Kulas and Grubb. To the extent the achievement of predetermined goals was considered, please describe these goals.

SCUSA Executive Incentive Program, page 99

32.   While we note your disclosure that "[t]here was no specific weight given to any one financial performance metric" and that you "considered a wide variety of financial performance metrics in reaching a conclusion as to [y]our financial performance for fiscal year 2012," please note that you are required to disclose the specific items of corporate performance that are taken into account in making compensation decisions. See Regulation S-K Item 402(b)(v). Please revise to disclose the performance objectives applicable to the 2012 fiscal year, as well as the financial metrics achieved that resulted in the annual cash bonuses paid to your named executive officers. Please also describe the process through which you determined the percentage of base salary that each named executive officer received as a cash bonus, as it is unclear from your existing disclosure whether individual performance or other criteria influenced the final amount.

33.   Please provide us with your analysis of how you determined that the short-term cash incentive awards granted to your named executive officers for 2012 fiscal year performance should be reported in the "Bonus" column of your summary compensation table instead of the "Non-equity Incentive Plan Compensation" column.

SCUSA 2011 Management Equity Plan, page 101

34.   We note that you have omitted a discussion of the policies and rationale underlying the stock option awards granted to your named executive officers during the 2012 fiscal year. Please revise to provide a complete discussion of the material elements considered in determining the amount of stock options granted to each named executive officer, including any corporate or individual performance factors considered and any discretion used in setting the final amounts. Your revised disclosure should clearly describe the reasons why the named executive officers, including Mr. Dundon, received disparate stock option awards and indicate whether these awards reflect any decision to materially increase, or decrease, compensation from prior years.

Certain Relationships and Related Party Transactions, page 120

2011 Investment, page 120

35.   Please disclose the names of the "certain members of [y]our management" to whom you
        sold shares of SCHUSA Illinois and with whom you entered into Management
        Shareholder Agreements. Please also file the Management Shareholder Agreements as
        exhibits to your registration statement.

Consolidated Financial Statements for the Three Months Ended March 31, 2013…, page F-2

Note 1. Description of Business, Basis of Presentation, and Changes in Significant…, page F-5

Provision for Loan Losses, page F-6

36.   We note your disclosure on page F-7 that commercial loans, such as dealer loans, are
        evaluated individually for impairment and that you establish specific reserves for
        commercial loans determined to be individually impaired. Please tell us if these specific
        reserves are included within your loan loss allowance disclosures in Note 3 and revise to
        separately disclose the loan loss amounts related to loans determined to be individually
        impaired.

Note 6. Securitization Activity, page F-14

37.   We note your disclosure that as of March 31, 2013 and December 31, 2012, the company
        was servicing $14.04 billion and $15.88 billion, respectively, of gross retail installment
        contracts that have been transferred to trusts. We also note your disclosure on page F-8
        that as of the end these same time periods you have gross retail installment contracts of
        $19.08 billion and $18.59 billion, respectively. Please tell us the reason for the difference
        between the two amounts and clarify whether the remainder of your gross retail
        installment contracts have either been securitized and sold with no servicing retained, or
        not securitized and held in your loan portfolio.

Consolidated Financial Statements for the Years Ended December 31, 2012, 2011…, page F-24

Note 20. Employee Benefits, page F-54

38.   We note disclosure related to your 2012 stock option grants under SCUSA's Management Equity Plan. We further note your disclosure on page F-55 that you believe your repurchase right causes the IPO event to constitute an implicit vesting condition, which has resulted in no stock compensation expense being recorded in 2012. Please tell us the authoritative guidance you relied upon to support your accounting and specifically address why you believe the repurchase right causes the IPO event to constitute an implicit vesting condition.

39.   As a related matter, we note disclosure on page F-55 that the exercise prices of your stock options have been retroactively adjusted to reflect a $4.84 dividend protection adjustment for dividends paid in 2012. We note no such clause in the form of your option award agreement as provided by in Exhibit 10.9 of your filing. Please provide us with the relevant excerpts from your stock option agreement that discusses your dividend protection adjustment. Also, we note that the expected dividends used in your Black-Scholes option pricing model was determined based upon management's projections and was 1.92% for your 2012 option issuances, as disclosed on page 115. Please tell us how you determined your expected dividends based upon this dividend protection adjustment clause. Please also refer to and address your consideration of ASC 718-10-55-44 in your response.

Exhibit 23.1

40.   Please provide an updated consent in your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director